

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

VIA E-Mail
Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, New York 11553

Re: Arbor Realty Trust, Inc.
Form 10-K for the year ended 12/31/2010
Filed on 3/4/2011
File No. 001-32136

Dear Mr. Paul Elenio:

We have reviewed your response letter dated June 23, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

CDOs, page 70

1.   We have reviewed the proposed revised disclosure of trends in your overcollateralization ratios in response to comment 9. In addition to providing the historical percentages, in future Exchange Act periodic reports, please expand to address how management evaluates potential risks in the tightening of certain percentages (e.g. CDO I) and what options are used to effectively manage the CDOs so they continue to cash flow. For any percentages that reflect period-to-period declines, explain why these percentages are

declining and how management views this trend in light of the efforts to restructure the balance sheet.

Management Agreement, page 77

2.   We have considered your response to comment ten. Please further clarify why the guidance outlined in paragraph 470-50-40-2 of the Financial Accounting Standards Codification does not apply and tell us the facts and circumstances you relied upon in making this evaluation.   In your response, clarify whether ACM was subject to gains and losses during its holding period of your debt.   In addition, advise us how the pricing of the acquired debt by ACM from third-parties compares to the purchase price used in the subsequent resale of this debt to your Company and how that influenced the amount of gain ultimately recorded by you and the incentive fee earned by ACM.

3.   Further to our previous comment, tell us and disclose the business reasons for purchasing this debt from ACM rather than directly from the third party. In addition, in future periodic reports you should separately disclose the incentive fee generated from these transactions.

 Financial Statements and Notes

Note 3 – Loans and Investments, pages 102 – 109

4.   We have considered your response to comment 15 and the proposed revisions to future filings.   In addition to already proposed revisions, please also expand future filings to discuss the success of the various types of concessions you provide under your loan modification program and your policy for how many payments a borrower needs to make on the restructured loan before returning the loan to accrual status.   In your response, please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have any questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant